EXHIBIT 99.1

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

d

		As of
	Notes	December 31, 2020	June 30, 2021	June 30, 2021
		RUB	RUB	$
ASSETS
Cash and cash equivalents	4	132,398	87,867	1,214.1
Term deposits		105,787	120,318	1,662.5
Investments in marketable equity securities		-	5,503	76.0
Accounts receivable, less allowance for doubtful accounts of RUB 1,798 and RUB 2,134, respectively	4	25,440	28,014	387.1
Prepaid expenses		6,727	11,216	154.9
Inventory		4,810	6,765	93.5
Funds receivable, net		2,289	2,200	30.4
Other current assets	4	12,950	21,276	294.0
Total current assets		290,401	283,159	3,912.5
Property and equipment, net	7	61,772	74,985	1,036.1
Operating lease right-of-use assets	8	20,800	32,593	450.4
Intangible assets, net	9	21,842	22,677	313.3
Non-current content assets, net	11	7,464	10,175	140.6
Goodwill	9	104,275	116,571	1,610.7
Long-term prepaid expenses		1,391	2,498	34.7
Investments in non-marketable equity securities		1,135	1,248	17.2
Deferred tax assets		1,639	6,343	87.6
Other non-current assets	4	4,893	7,203	99.5
Total non-current assets		225,211	274,293	3,790.1
TOTAL ASSETS		515,612	557,452	7,702.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	4	43,634	65,851	909.9
Income and non-income taxes payable	4	12,573	13,135	181.5
Deferred revenue		6,645	6,883	95.1
Total current liabilities		62,852	85,869	1,186.5
Convertible debt	13	83,277	82,593	1,141.2
Deferred tax liabilities		3,705	4,750	65.6
Operating lease liabilities	8	12,830	22,086	305.2
Finance lease liabilities	8	3,387	7,693	106.3
Other accrued liabilities		1,459	4,426	61.2
Total non-current liabilities		104,658	121,548	1,679.5
Total liabilities		167,510	207,417	2,866.0
Commitments and contingencies	12
Redeemable noncontrolling interests		3,167	1,783	24.6
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 322,740,479, Class B: 35,708,674 and 35,698,674, and Class C: 1,429,984 and 10,000, respectively); shares outstanding (Class A: 318,501,858 and 321,681,669, Class B: 35,708,674 and 35,698,674, and Class C: nil)		278	280	3.9
Treasury shares at cost (Class A: 1,928,621 and 1,058,810, Priority share: nil and nil, respectively)		(6)	(5)	(0.1)
Additional paid-in capital		160,857	173,080	2,391.5
Accumulated other comprehensive income		17,923	16,332	225.7
Retained earnings		145,789	139,330	1,925.2
Total equity attributable to Yandex N.V.		324,841	329,017	4,546.2
Noncontrolling interests		20,094	19,235	265.8
Total shareholders’ equity		344,935	348,252	4,812.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		515,612	557,452	7,702.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended June 30,			Six months ended June 30,
	Notes	2020	2021	2021	2020	2021	2021
		RUB	RUB	$	RUB	RUB	$
Revenues	15	41,407	81,402	1,124.8	88,410	154,538	2,135.3
Operating costs and expenses:
Cost of revenues(1)		15,912	41,774	577.2	32,147	75,816	1,047.6
Product development(1)		8,970	11,234	155.2	16,898	22,243	307.3
Sales, general and administrative(1)		12,357	27,476	379.7	25,998	50,571	698.8
Depreciation and amortization		4,052	5,641	77.9	8,062	10,898	150.6
Total operating costs and expenses		41,291	86,125	1,190.0	83,105	159,528	2,204.3
Income/(loss) from operations		116	(4,723)	(65.2)	5,305	(4,990)	(69.0)
Interest income		971	1,180	16.3	1,699	2,357	32.6
Interest expense		(678)	(861)	(11.9)	(903)	(1,654)	(22.9)
Loss from equity method investments, net	4	(977)	(5)	(0.1)	(2,083)	(6)	(0.1)
Other income/(loss), net	4	(1,210)	230	3.2	3,322	689	9.6
Net income/(loss) before income taxes		(1,778)	(4,179)	(57.7)	7,340	(3,604)	(49.8)
Income tax expense	10	1,966	485	6.7	5,656	4,280	59.1
Net income/(loss)		(3,744)	(4,664)	(64.4)	1,684	(7,884)	(108.9)
Net loss attributable to noncontrolling interests		347	785	10.8	713	1,028	14.2
Net income/(loss) attributable to Yandex N.V.		(3,397)	(3,879)	(53.6)	2,397	(6,856)	(94.7)
Net income/(loss) per Class A and Class B share:
Basic	2	(10.36)	(10.88)	(0.15)	7.28	(19.26)	(0.27)
Diluted	2	(10.36)	(10.88)	(0.15)	7.11	(19.26)	(0.27)
Weighted average number of Class A and Class B shares outstanding:
Basic	2	328,039,776	356,616,989	356,616,989	329,069,513	356,017,710	356,017,710
Diluted	2	328,039,776	356,616,989	356,616,989	335,854,248	356,017,710	356,017,710

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	138	126	1.7	214	250	3.5
Product development	2,598	2,592	35.8	4,280	6,034	83.4
Sales, general and administrative	1,473	2,144	29.7	2,466	4,382	60.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of Russian rubles and U.S. dollars)

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Net income/(loss)	(3,744)	(4,664)	(64.4)	1,684	(7,884)	(108.9)
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	(2,404)	(2,031)	(28.1)	7,718	(1,372)	(19.0)
Total other comprehensive income/(loss)	(2,404)	(2,031)	(28.1)	7,718	(1,372)	(19.0)
Total comprehensive income/(loss)	(6,148)	(6,695)	(92.5)	9,402	(9,256)	(127.9)
Total comprehensive (income)/loss attributable to noncontrolling interests	1,206	769	10.6	(325)	811	11.2
Total comprehensive income/(loss) attributable to Yandex N.V.	(4,942)	(5,926)	(81.9)	9,077	(8,445)	(116.7)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Six months ended June 30,
	Notes	2020	2021	2021
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)		1,684	(7,884)	(108.9)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	7	6,669	8,015	110.8
Amortization of intangible assets	9	1,393	2,883	39.8
Amortization of content assets	11	1,548	3,072	42.4
Operating lease right-of-use assets amortization and the lease liability accretion		4,146	5,030	69.5
Amortization of debt discount and issuance costs		637	1,036	14.3
Share-based compensation expense	14	6,960	10,666	147.4
Deferred income tax expense/(benefit)		692	(4,065)	(56.2)
Foreign exchange losses/(gains)		(3,154)	291	4.0
Loss from equity method investments, net	4	2,083	6	0.1
Other		132	180	2.5
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		1,553	(2,476)	(34.2)
Prepaid expenses and other assets		(3,241)	(13,306)	(183.8)
Inventory		(963)	(1,988)	(27.5)
Accounts payable and accrued liabilities		(9,520)	5,907	81.6
Deferred revenue		176	287	4.0
Content assets		(2,603)	(7,547)	(104.3)
Content liabilities		(628)	3,581	49.5
Net cash provided by operating activities		7,564	3,688	51.0
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(12,681)	(17,244)	(238.3)
Proceeds from sale of property and equipment		38	34	0.5
Acquisitions of businesses, net of cash acquired		(95)	(7,274)	(100.5)
Investments in non-marketable equity securities		(15)	(265)	(3.7)
Proceeds from sale of marketable equity securities		—	2,735	37.8
Investments in marketable equity securities		—	(9,869)	(136.4)
Investments in term deposits		(121,992)	(187,251)	(2,587.3)
Maturities of term deposits		93,586	170,608	2,357.4
Loans granted		—	(560)	(7.7)
Proceeds from repayments of loans		16	577	7.9
Net cash used in investing activities		(41,143)	(48,509)	(670.3)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of Russian rubles and U.S. dollars)

		Six months ended June 30,
	Notes	2020	2021	2021
		RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options		48	864	11.9
Repurchases of share options		(642)	(42)	(0.6)
Proceeds from issuance of convertible debt		82,046	—	—
Proceeds from issuance of ordinary shares		72,650	—	—
Ordinary shares issuance costs		(4)	—	—
Repurchases of ordinary shares		(10,165)	—	—
Repayments of overdraft borrowings		—	(397)	(5.5)
Payment for contingent consideration		(10)	(10)	(0.1)
Payment for finance leases		(140)	(202)	(2.8)
Other financing activities		(66)	(132)	(1.8)
Purchase of redeemable noncontrolling interests		(47)	(669)	(9.2)
Net cash provided by/(used in) financing activities		143,670	(588)	(8.1)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		17,791	877	12.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents		127,882	(44,532)	(615.4)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	1,830.1
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		184,335	87,914	1,214.7

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		56,415	132,398	1,829.4
Restricted cash and cash equivalents, beginning of period		38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		56,453	132,446	1,830.1
Cash and cash equivalents, end of period		184,292	87,867	1,214.1
Restricted cash and cash equivalents, end of period		43	47	0.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		184,335	87,914	1,214.7
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes		7,056	7,291	100.7
Cash paid for acquisitions	3	95	7,300	100.9
Convertible notes coupon paid		—	344	4.8
Interest paid for finance leases		—	157	2.2
Operating cash flows from operating leases		4,554	5,756	79.5
Non-cash operating activities:
Increase/(decrease) of right-of-use assets due to new operating lease and lease modification		(1,660)	15,888	219.5
Non-cash investing activities:
Acquired property and equipment and intangible assets not yet paid for		1,717	2,773	38.3
Non-cash financing activities:
Increase/(decrease) of right-of-use assets due to new finance lease and lease modification		(289)	4,378	60.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Table of Contents

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30, 2020
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of March 31, 2020	1	—	327,682,221	262	(5,730)	74,169	13,073	127,245	21,738	230,757	14,235
Share-based compensation expense	—	—	—	—	—	3,192	—	—	—	3,192	—
Exercise of share options (Note 14)	—	—	1,601,534	—	—	33	—	—	—	33	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(35)	—	—	—	(35)	—
Repurchases of shares	—	—	(732,175)	—	(1,903)	—	—	—	—	(1,903)	—
Reissue of shares for options exercised	—	—	—	—	3,943	(3,943)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	49	—	—	—	49	(50)
Issue of new shares (Public Offering and PIPE)	—	—	21,522,840	17	—	72,538	—	—	—	72,555	—
Foreign currency translation adjustment	—	—	—	—	—	—	(1,545)	—	(859)	(2,404)	—
Other	—	—	—	(4)	—	(28)	—	—	(16)	(48)	—
Net loss	—	—	—	—	—	—	—	(3,397)	(339)	(3,736)	(8)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(904)	—	(904)	904
Balance as of June 30, 2020	1	—	350,074,420	275	(3,690)	145,975	11,528	122,944	20,524	297,556	15,081

	Three months ended June 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of March 31, 2021	1	—	355,995,773	279	(5)	167,836	18,381	143,229	20,004	349,724	1,859
Share-based compensation expense	—	—	—	—	—	4,862	—	—	—	4,862	—
Exercise of share options (Note 14)	—	—	1,384,570	—	—	228	—	—	—	228	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(61)	—	—	—	(61)	—
Reissue of shares for options exercised	—	—	—	—	1	(1)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	109	—	9	—	118	(105)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,047)	—	16	(2,031)	—
Other	—	—	—	1	(1)	107	(2)	—	—	105	—
Net loss	—	—	—	—	—	—	—	(3,879)	(785)	(4,664)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(29)	—	(29)	29
Balance as of June 30, 2021	1	—	357,380,343	280	(5)	173,080	16,332	139,330	19,235	348,252	1,783
Balance as of June 30, 2021, $		—		3.9	(0.1)	2,391.5	225.7	1,925.2	265.8	4,812.0	24.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30, 2020
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,848	121,786	20,261	214,795	14,246
Effect of adoption of ASU 2016-13	—	—	—	—	—	—	—	(232)	(16)	(248)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,848	121,554	20,245	214,547	14,246
Share-based compensation expense	—	—	—	—	—	5,494	—	—	—	5,494	—
Exercise of share options (Note 14)	—	—	2,921,577	—	—	49	—	—	—	49	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(69)	—	—	—	(69)	—
Repurchases of shares	—	—	(4,228,163)	—	(10,586)	—	—	—	—	(10,586)	—
Reissue of shares for options exercised	—	—	—	—	7,308	(7,308)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	217	—	(16)	—	201	(201)
Issuance of convertible debt	—	—	—	—	—	6,792	—	—	—	6,792	—
Issue of new shares (Public Offering and PIPE)	—	—	21,522,840	17	—	72,538	—	—	—	72,555	—
Foreign currency translation adjustment	—	—	—	—	—	—	6,680	—	986	7,666	52
Other	—	—	—	(3)	(1)	212	—	(1)	—	207	—
Net income / (loss)	—	—	—	—	—	—	—	2,397	(707)	1,690	(6)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(990)	—	(990)	990
Balance as of June 30, 2020	1	—	350,074,420	275	(3,690)	145,975	11,528	122,944	20,524	297,556	15,081

	Six months ended June 30, 2021
	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2020	1	—	354,210,532	278	(6)	160,857	17,923	145,789	20,094	344,935	3,167
Share-based compensation expense	—	—	—	—	—	10,828	—	—	—	10,828	—
Exercise of share options (Note 14)	—	—	3,169,811	—	—	856	—	—	—	856	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(121)	—	—	—	(121)	—
Reissue of shares for options exercised	—	—	—	—	3	(3)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	411	—	14	—	425	(976)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,589)	—	217	(1,372)	—
Other	—	—	—	2	(2)	252	(2)	(25)	(48)	177	—
Net loss	—	—	—	—	—	—	—	(6,856)	(1,028)	(7,884)	—
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	408	—	408	(408)
Balance as of June 30, 2021	1	—	357,380,343	280	(5)	173,080	16,332	139,330	19,235	348,252	1,783
Balance as of June 30, 2021, $		—		3.9	(0.1)	2,391.5	225.7	1,925.2	265.8	4,812.0	24.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Yandex N.V., the parent company, together with its consolidated subsidiaries (collectively “Yandex” or the “Company”), is a technology company that builds intelligent products and services powered by machine learning. Yandex is one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2021 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2020.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and the Company believes that the disclosures are adequate to ensure the information is not misleading.

There have been no material changes in the Company’s significant accounting policies and estimates as compared to those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, except for updates of the accounting policies in relation to the new music content acquired in 2021 and in relation to certain investments in marketable securities.

In 2021 the Company acquired music content for customers through licensing agreements with fixed payment schedules. The Company recognizes an intangible asset within the other current assets and non-current content assets lines of the unaudited condensed consolidated balance sheets depending on the initial maturity of the licenses and a corresponding liability for the amounts owed. The Company amortizes these content assets in the cost of revenues line on the unaudited condensed consolidated statements of operations based on the estimated number of paying subscribers. Payments for these content assets, including additions to assets and the changes in related liabilities, are classified within net cash from operating activities in the unaudited condensed consolidated statements of cash flows.

In 2021 the Company invested a small portion of its cash reserves in the special purpose acquisition companies (“SPAC”s). The Company accounts for the investments in SPACs as marketable equity securities measured at fair value with both realized and unrealized gains and losses recognized within the other income/(loss), net line of the unaudited condensed consolidated statements of operations based on the readily determinable fair values available on a securities exchange registered with the U.S. Securities and Exchange Commission. The Company presents investments in SPACs depending on the initial maturity of the SPACs in the investments in marketable equity securities line of the unaudited condensed consolidated balance sheets. Payments for and the sales of these investments are presented in the unaudited condensed consolidated statements of cash flows within the investments in marketable securities and proceeds from sales of marketable securities lines, respectively.

The results for the three and six months ended June 30, 2021 are not necessarily indicative of the operating results expected for the year ending December 31, 2021 or any other future period. Additionally, there are many uncertainties regarding the ongoing coronavirus (“COVID-19”) pandemic, and the Company is closely monitoring the impact of the pandemic on all aspects of its business, including how it has impacted and may continue to impact its customers, employees, suppliers, vendors, and other business partners.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and amounts of revenues and expenses for the reporting period. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 72.3723 to $1.00, the prevailing exchange rate as of June 30, 2021 (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Reclassifications and changes in presentation

Certain reclassification has been made to the prior year consolidated balance sheets due to the separation of certain line item:

	As of December 31, 2020
	As previously reported	Adjustment	As revised
	RUB	RUB	RUB
Finance lease liabilities	—	3,387	3,387
Other accrued liabilities	4,846	(3,387)	1,459
Total	4,846	—	4,846

Revision of Previously Issued Financial Statements

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex N.V. for periods beginning in 2016 through the fourth quarter of 2020. The Company revised its previously issued consolidated financial statements for the periods impacted. Refer to Note 16 for additional information.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). ASU 2019-12 removes certain exceptions for performing intraperiod tax allocations, recognizing deferred taxes for investments, and calculating income taxes in interim periods. The guidance also simplifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill, and the effect of enacted changes in tax laws or rates in interim periods. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and early adoption is permitted. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021, without significant impact on the unaudited condensed consolidated financial statements.

2.	NET INCOME/(LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share for the three and six months ended June 30, 2020 and 2021 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income/(loss) per ordinary share is computed using the effect of the outstanding share-based awards calculated using the “treasury stock” method.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The computation of the diluted net income/(loss) per Class A share assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share does not assume the conversion of those shares. The net income/(loss) per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share-based awards excluded from the diluted net income/(loss) per ordinary share computation, because their effect was anti-dilutive for the three months ended June 30, 2020 and 2021, was 9,225,285 and 17,635,737, respectively and for the six months ended June 30, 2020 and 2021, was 1,419,726 and 16,716,623, respectively.

The convertible notes due in 2025 provide for a flexible settlement feature. The Company intends to settle upon conversion the principal amount of the debt for cash. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the three and six months ended June 30, 2020 and 2021.

The components of basic and diluted net income/(loss) per share were as follows:

	Three Months ended June 30,
	2020		2021
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net loss, allocated for basic	(3,026)	(371)	(3,491)	(48.2)	(388)	(5.4)
Reallocation of net loss as a result of conversion of Class B to Class A shares	(371)	—	(388)	(5.4)	—	—
Net loss, allocated for diluted	(3,397)	(371)	(3,879)	(53.6)	(388)	(5.4)
Weighted average ordinary shares outstanding—basic	292,247,048	35,792,728	320,908,974	320,908,974	35,708,015	35,708,015
Dilutive effect of:
Conversion of Class B to Class A shares	35,792,728	—	35,708,015	35,708,015	—	—
Weighted average ordinary shares outstanding—diluted	328,039,776	35,792,728	356,616,989	356,616,989	35,708,015	35,708,015
Net loss per share attributable to ordinary shareholders:
Basic	(10.36)	(10.36)	(10.88)	(0.15)	(10.88)	(0.15)
Diluted	(10.36)	(10.36)	(10.88)	(0.15)	(10.88)	(0.15)

	Six Months ended June 30,
	2020		2021
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income/(loss), allocated for basic	2,131	266	(6,168)	(85.2)	(688)	(9.5)
Reallocation of net income/(loss) as a result of conversion of Class B to Class A shares	266	—	(688)	(9.5)	—	—
Reallocation of net income/(loss) to Class B shares	—	(7)	—	—	—	—
Dilution in Classifieds	(8)	—	—	—	—	—
Net income/(loss), allocated for diluted	2,389	259	(6,856)	(94.7)	(688)	(9.5)
Weighted average ordinary shares outstanding—basic	292,604,128	36,465,385	320,309,367	320,309,367	35,708,343	35,708,343
Dilutive effect of:
Conversion of Class B to Class A shares	36,465,385	—	35,708,343	35,708,343	—	—
Share-based awards	6,784,735	—	—	—	—	—
Weighted average ordinary shares outstanding—diluted	335,854,248	36,465,385	356,017,710	356,017,710	35,708,343	35,708,343
Net income/(loss) per share attributable to ordinary shareholders:
Basic	7.28	7.28	(19.26)	(0.27)	(19.26)	(0.27)
Diluted	7.11	7.11	(19.26)	(0.27)	(19.26)	(0.27)

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

3.	BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisition of Axelcroft Group

On February 2, 2021, MLU B.V., a subsidiary of the Company, entered into a share purchase agreement (“SPA”) with Fasten CY Limited (together referred to as “parties”) and completed the acquisition of 100% of the shares of Axelcroft Limited and its subsidiaries (“Axelcroft Group”), representing certain components of the ride-hailing and cargo business of Vezet Group. The transaction will allow the Company to strengthen its position and enhance customer care across Russian regions. The Company expects to achieve synergies and cost reductions resulting from increased operating efficiency due to an improved balance of supply and demand in Russian regions. The Company applied the acquisition method to account for the transaction according to U.S. GAAP requirements.

The acquisition-date fair value of the consideration payable amounted to RUB 12,916 ($178.5), including RUB 7,300 ($100.9) paid in cash at the acquisition date in U.S. dollars ($96.7 at the exchange rate as of acquisition date), and a holdback amount and contingent consideration of up to RUB 5,616 ($77.6) subject to successful achievement of certain integration milestones and other purchase price adjustments.

The contingent consideration consists of up to $61.3 (undiscounted) (RUB 4,625 (undiscounted) at the exchange rate as of acquisition date) payable to Fasten CY Limited, depending on Axelcroft Group meeting defined integration performance targets. The fair value of contingent consideration at the acquisition date was estimated at $60.4 (RUB 4,557 at the exchange rate as of the acquisition date). The Company estimated the fair value of the integration consideration based on the probability-adjusted present value of consideration expected to be transferred using significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820. Key assumptions used in these estimates include discount rates and probability assessments with respect to the likelihood of achieving the performance targets given the integration mechanism and the tools available under SPA to the parties to achieve integration milestones. As of June 30, 2021, there were no significant changes in the range of outcomes for the contingent consideration recognized as a result of the acquisition.

As of the acquisition date holdback amounts were retained from the initial purchase price payment until certain post-closing conditions are satisfied, to be settled in the maximum amount of RUB 1,282 million ($17.7) (undiscounted) within 3 years of the acquisition date. As of June 30, 2021, the expected payment dates have been revised, and the holdback amounts were paid in July 2021 together with the integration consideration (Note 17).

Set out below is the condensed balance sheet of Axelcroft Group as of February 2, 2021, reflecting the preliminary allocation of the purchase price. As of June 30, 2021, the Company was in the process of calculation of the final integration consideration amounts; thus, the measurements of goodwill and total purchase consideration were provisional and subject to change.

February 2, 2021
RUB
ASSETS:
Cash and cash equivalents	72
Intangible assets	1,774
Goodwill	12,250
Other current and non-current assets	1,474
Total assets	15,570
LIABILITIES:
Deferred income tax liabilities	323
Other current and non-current liabilities	2,331
Total liabilities	2,654
Total net assets acquired	12,916
Total purchase consideration	12,916

The purchase price allocation is expected to be completed within 12 months after the acquisition date.

Of the RUB 1,774 ($24.5) allocated to intangible assets, RUB 1,024 ($14.1) and RUB 292 ($4.0) relates to the acquired customer relationships and trademarks of Vezet Group, included in the customer relationships and trade names

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

and domain names categories (Note 9), respectively, which will be amortized over a period of 10 years; and RUB 258 ($3.6) represents driver relationships, included in the customer relationships category (Note 9), that will be amortized over a period of 2 years. RUB 200 ($2.8) was assigned to IT software and technology, included in the content and software category (Note 9), which are mainly represented by driver’s and client’s mobile applications that were discontinued at the end of the technical integration period, i.e. April 2, 2021, and therefore were fully amortized as of March 31, 2021. The Company used the income approach for the estimation of the fair value of customer relationships and trademarks, and the cost approach for IT software and technology and driver relationships. The most significant quantitative inputs used for the valuation of client relationships and trademarks were future revenue growth rates, projected adjusted profitability margins and user retention rates. The most significant quantitative input used for the valuation of IT software technology was time in man-hours required to reconstruct the software applications. The most significant quantitative input used for the valuation of driver relationships was driver acquisition costs. These inputs are not observable in the market and thus represents a Level 3 measurement as defined by ASC 820.

Goodwill recognized in the amount of RUB 12,250 ($169.3) is attributable primarily to the expected synergies described above and was assigned to the Taxi reportable segment. None of the goodwill is expected to be deductible for income tax purposes.

The Company recognized separately from the acquisition RUB 408 ($5.6) of acquisition related costs that were expensed in the current period. These costs were recorded in sales, general and administrative expenses in the unaudited condensed consolidated statements of operations.

The revenue and earnings of Axelcroft Group for the period prior to acquisition would not have had a material impact on the Company’s revenue and earnings for the three and six months ended June 30, 2021 and 2020. Accordingly, no pro forma financial information is presented. The Company has determined that the presentation of revenue and earnings of Axelcroft Group from the date of acquisitions is impracticable due to the integration of the operations upon acquisition.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Cash	60,006	43,003	594.2
Cash equivalents:
Bank deposits	72,369	44,830	619.4
Other cash equivalents	23	34	0.5
Total cash and cash equivalents	132,398	87,867	1,214.1

Current expected credit losses for cash, cash equivalents, term deposits, funds receivable and other financial assets were immaterial for the three and six months ended June 30, 2020 and 2021. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality.

Accounts Receivable, Net

Accounts receivable as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Trade accounts receivable	27,238	30,148	416.6
Allowance for credit losses	(1,798)	(2,134)	(29.5)
Total accounts receivable, net	25,440	28,014	387.1

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Movements in the allowance for current expected credit losses on trade receivables for the three and six months ended June 30, 2020 and 2021 were as follows:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Balance at the beginning of period	1,232	2,104	29.1	815	1,798	24.8
Adoption of ASU No. 2016-13	—	—	—	214	—	—
Current period provision for expected credit losses	72	223	3.1	215	529	7.3
Write-off	(90)	(177)	(2.4)	(90)	(180)	(2.5)
Foreign exchange difference	(27)	(16)	(0.3)	33	(13)	(0.1)
Balance at the end of period	1,187	2,134	29.5	1,187	2,134	29.5

The Company’s past due receivables exceeding one year were in the amount of RUB 1,063 and RUB 1,240 ($17.1) of December 31, 2020 and June 30, 2021, respectively.

Other Current Assets

Other current assets as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
VAT reclaimable	7,573	13,394	185.1
Loans to employees	1,238	1,767	24.4
Other receivables	819	1,719	23.8
Current content assets	499	1,581	21.8
Prepaid income tax	1,484	1,073	14.8
Interest receivable	426	592	8.2
Loans granted to third parties	528	585	8.1
Contract assets	—	283	3.9
Prepaid other taxes	148	144	2.0
Restricted cash	29	22	0.4
Loans granted to related parties	6	37	0.5
Other	200	79	1.0
Total other current assets	12,950	21,276	294.0

The loans granted to third parties as of June 30, 2021 represent RUB denominated loans bearing interest of 3-15% which are expected to be fully repaid, along with accrued interest within 12 months after the reporting date.

The accrued interest receivable is excluded from the amortized cost basis of financing receivables. The Company did not write-off any accrued interest receivable during the three and six months ended June 30, 2020 and 2021.

Other Non-current Assets

Other non-current assets as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Loans to employees	3,855	4,704	65.0
VAT reclaimable	718	584	8.1
Contract assets	234	461	6.4
Other receivables	—	100	1.4
Loans granted to related parties	32	41	0.6
Restricted cash	19	25	0.3
Loans granted to third parties	18	1	0.0
Other non-current assets	17	1,287	17.7
Total other non-current assets	4,893	7,203	99.5

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2020 and June 30, 2021 comprised the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Trade accounts payable and accrued liabilities	27,272	35,852	495.4
Operating lease liabilities, current (Note 8)	8,620	9,759	134.8
Content liabilities	3,326	7,196	99.4
Salary and other compensation expenses payable/accrued to employees	4,046	6,572	90.9
Accounts payable for acquisition of businesses	49	5,706	78.8
Finance lease liability, current (Note 8)	321	766	10.6
Total accounts payable and accrued liabilities	43,634	65,851	909.9

Loss from equity method investments, net

Gains and losses on equity securities accounted for under the equity method are summarized below:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Yandex.Market B.V.	(1,137)	—	—	(2,352)	—	—
Yandex.Money	153	—	—	265	—	—
Other	7	(5)	(0.1)	4	(6)	(0.1)
Loss from equity method investments, net	(977)	(5)	(0.1)	(2,083)	(6)	(0.1)

In July 2020, the Company completed the acquisition of the Sberbank interest in Yandex.Market (approximately 50%) and sold to Sberbank a 25% plus RUB 1 interest in Yandex.Money. Prior to these transactions the Company accounted for its investments in Yandex.Market and Yandex.Money under the equity method.

Other Income/(loss), Net

The following table presents the components of other income/(loss), net for the three and six months ended June 30, 2020 and 2021:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Foreign exchange gains/(losses)	(1,296)	(555)	(7.7)	3,154	(291)	(4.0)
Net gains/(losses) on equity securities	(10)	703	9.7	(39)	937	12.9
Other	96	82	1.2	207	43	0.7
Total other income/(loss), net	(1,210)	230	3.2	3,322	689	9.6

Gains and losses related to the equity securities other than those accounted for under the equity method for the three and six months ended June 30, 2020 and 2021 are summarized below:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Unrealized gains/(losses) on equity securities still held at the reporting date	(10)	(20)	(0.3)	(39)	24	0.3
Net gains on equity securities sold during the period	—	44	0.6	—	107	1.5
Distributed income from the investments in venture capital funds	—	679	9.4	—	806	11.1
Net gains/(losses) on equity securities	(10)	703	9.7	(39)	937	12.9

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Income and non-income taxes payable

Income and non-income taxes payable on the consolidated balance sheets includes income taxes payable in the amount of RUB 454 and RUB 416 ($5.8) as of December 31, 2020 and June 30, 2021, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

There were no reclassifications of losses out of accumulated other comprehensive income in the three and six months ended June 30, 2020 and 2021.

5.	DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. Also the Company uses derivative financial instruments to protect the Company from the risk that the future U.S. dollar-denominated cash flows related to the purchases of its servers and network equipment will be adversely affected by changes in the exchange rates.

The Company recognizes such derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the consolidated balance sheets through accumulated other comprehensive income.

The Company recognized RUB 176 ($2.4) of derivative liabilities as of June 30, 2021 in the consolidated balance sheets. No derivatives were recognized as of December 31, 2020.

The effect of derivative instruments not designated as hedging instruments on income amounted to a loss of RUB 196 and nil for the three months ended June 30, 2020 and 2021, respectively, and to a loss of RUB 1,647 and nil for the six months ended June 30, 2020 and 2021, respectively.

6.	FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities as of December 31, 2020 and June 30, 2021, including those measured at fair value on a recurring basis, consisted of the following:

	December 31, 2020				June 30, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB	$
Assets:
Loans to employees and related parties	—	5,131	—	5,131	—	6,226	—	6,226	86.0
Loans granted to third parties	—	546	—	546	—	586	—	586	8.1
Marketable securities	—	—	—	—	5,503	—	—	5,503	76.0
	—	5,677	—	5,677	5,503	6,812	—	12,315	170.1
Liabilities:
Convertible debt	—	119,739	—	119,739	—	116,073	—	116,073	1,603.8
Derivative contracts	—	—	—	—	—	176	—	176	2.4
Redeemable noncontrolling interests	—	—	3,167	3,167	—	—	1,783	1,783	24.6
	—	119,739	3,167	122,906	—	116,249	1,783	118,032	1,630.8

The Company measures the fair value of convertible debt and loans to employees for disclosure purposes. The carrying amount and fair value of convertible debt and loans to employees as of December 31, 2020 and June 30, 2021 were as follows:

	December 31, 2020		June 30, 2021
	Carrying amount	Fair value	Carrying amount		Fair value
	RUB	RUB	RUB	$	RUB	$
Assets:
Loans to employees and related parties	5,131	5,131	6,549	90.5	6,226	86.0
Loans granted to third parties	546	546	586	8.1	586	8.1
	5,677	5,677	7,135	98.6	6,812	94.1
Liabilities:
Convertible debt (Note 13)	83,277	119,739	82,593	1,141.2	116,073	1,603.8
	83,277	119,739	82,593	1,141.2	116,073	1,603.8

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy for the three and six months ended June 30, 2020 and 2021.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 860 and RUB 979 ($13.5) for the three months ended June 30, 2020 and 2021, respectively, and RUB 1,386 and RUB 1,972 ($27.2) for the six months ended June 30, 2020 and 2021, respectively. Such amounts are included in interest income in the unaudited condensed consolidated statements of operations.

The Company measures at fair value non-financial assets and liabilities recognized as a result of business combinations (Note 3).

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Servers and network equipment	74,478	82,481	1,139.7
Land and buildings	18,587	18,582	256.7
Infrastructure systems	14,343	15,263	210.9
Office furniture and equipment	5,847	7,247	100.1
Finance lease right-of-use assets	3,858	9,207	127.2
Leasehold improvements	3,087	2,993	41.4
Other equipment	3,152	4,072	56.3
Assets not yet in use	5,817	9,729	134.4
Total	129,169	149,574	2,066.7
Less: accumulated depreciation	(67,397)	(74,589)	(1,030.6)
Total property and equipment, net	61,772	74,985	1,036.1

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 85 and RUB 255 ($3.5) as of December 31, 2020 and June 30, 2021, respectively.

Depreciation expenses related to property and equipment amounted to RUB 3,336 and RUB 4,239 ($58.5) for the three months ended June 30, 2020 and 2021, respectively, and RUB 6,669 and RUB 8,015 ($110.8) for the six months ended June 30, 2020 and 2021, respectively.

8.	LEASES

The Company has operating leases for corporate office, warehouse, sorting center, cars and parking spots. The Company’s leases have remaining lease terms of 1 to 9 years, some of which include options to terminate the leases within 1 year.

The Company has finance leases for warehouses, call center, sorting center, cars and warehouse equipment. The Company’s leases have remaining lease terms of 1 to 20 years, some of which include options to terminate the leases within 1 year.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The components of lease expense comprise of the operating lease cost, which is disclosed in the unaudited condensed consolidated statements of cash flows, and the following costs:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Total variable lease cost	682	555	7.7	860	1,066	14.7
Finance lease cost:
Amortization of right-of-use assets	25	171	2.4	108	299	4.1
Interest on lease liabilities	11	111	1.5	36	171	2.4
Total finance lease cost	36	282	3.9	144	470	6.5

Variable lease payments mainly related to car leases for Yandex.Drive and represent mileage-based payments.

Supplemental balance sheet information related to leases was as follows:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	20,800	32,593	450.4
Operating lease liabilities, current (Note 4)	8,620	9,759	134.8
Operating lease liabilities, non-current	12,830	22,086	305.2
Total operating lease liabilities	21,450	31,845	440.0

Finance lease liability, current (Note 4)	321	766	10.6
Finance lease liability, non-current	3,387	7,693	106.3
Total finance lease liabilities	3,708	8,459	116.9

Maturities of lease liabilities as of June 30, 2021 were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Remainder of 2021	5,988	82.7	623	8.7
2022	10,706	147.9	1,337	18.5
2023	8,837	122.1	1,465	20.2
2024	4,961	68.6	1,295	17.9
2025	1,823	25.2	2,024	28.0
Thereafter	3,677	50.8	5,033	69.5
Total lease payments	35,992	497.3	11,777	162.8

Less imputed interest	(4,147)	(57.3)	(3,318)	(45.9)
Total	31,845	440.0	8,459	116.9

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining lease term, years		Weighted average discount rate, %
	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021
Operating leases	4.2	3.9	6.2%	5.9%
Finance leases	8.0	8.6	6.4%	6.6%

The Company recognized sublease income of RUB 686 and 3,081 RUB ($42.6) for the three months ended June 31, 2020 and 2021, respectively, and RUB 3,289 and 5,554 RUB ($76.7) for the six months ended June 30, 2020 and 2021, respectively, presented within the revenues line in the unaudited condensed consolidated statements of income

As of June 30, 2021, the Company had additional operating leases that have not yet commenced of RUB 1,414 ($19.5). These operating leases will commence in the remainder of fiscal year 2021 with lease terms of 2 to10 years.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

9.	GOODWILL AND INTANGIBLE ASSETS, NET

The changes in the carrying amount of goodwill for the three and six months ended June 30, 2020 and 2021 were as follows:

	Search and Portal	Taxi	Yandex. Market	Classifieds	Media Services	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balance as of December 31, 2019 and March 31, 2020
Gross amount of goodwill	2,527	43,682	—	5,194	2,140	53,543	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,527	42,920	—	5,194	1,564	52,205	—

Acquisitions	—	42	—	—	—	42	—

Balance as of June 30, 2020
Gross amount of goodwill	2,527	43,724	—	5,194	2,140	53,585	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,527	42,962	—	5,194	1,564	52,247	—

Acquisitions	192	—	51,836	—	—	52,028	—

Balance as of December 31, 2020
Gross amount of goodwill	2,719	43,724	51,836	5,194	2,140	105,613	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,719	42,962	51,836	5,194	1,564	104,275	—

Acquisitions (Note 3)	—	12,250	—	—	—	12,250	—

Balance as of March 31, 2021
Gross amount of goodwill	2,719	55,974	51,836	5,194	2,140	117,863	—
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	—
	2,719	55,212	51,836	5,194	1,564	116,525	1,610.1

Acquisitions	—	46	—	—	—	46	0.6

Balance as of June 30, 2021
Gross amount of goodwill	2,719	56,020	51,836	5,194	2,140	117,909	1,629.2
Accumulated impairment loss	—	(762)	—	—	(576)	(1,338)	(18.5)
	2,719	55,258	51,836	5,194	1,564	116,571	1,610.7

The Company did not recognize any goodwill impairment for the three and six months ended June 30, 2020 and 2021.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Intangible assets, net of amortization, as of December 31, 2020 and June 30, 2021 consisted of the following intangible assets:

	December 31, 2020			June 30, 2021
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Customer relationships	10,651	(1,793)	8,858	11,794	(2,161)	9,633	133.1
Content and software	8,905	(1,445)	7,460	8,375	(1,656)	6,719	92.8
Trade names and domain names	3,575	(1,796)	1,779	3,757	(1,959)	1,798	24.8
Supplier relationships	120	(18)	102	175	(21)	154	2.1
Other acquisition-related intangible assets	369	(369)	—	—	—	—	—
Total acquisition-related intangible assets:	23,620	(5,421)	18,199	24,101	(5,797)	18,304	252.8
Other intangible assets:
Technologies and licenses	7,709	(4,840)	2,869	7,937	(4,763)	3,174	43.9
Assets not yet in use	774	—	774	1,199	—	1,199	16.6
Total other intangible assets:	8,483	(4,840)	3,643	9,136	(4,763)	4,373	60.5
Total intangible assets	32,103	(10,261)	21,842	33,237	(10,560)	22,677	313.3

Amortization expenses of acquisition-related intangible assets amounted to RUB 240 and RUB 792 ($10.9) for the three months ended June 30, 2020 and 2021, respectively, and RUB 512 and RUB 1,741 ($24.1) for the six months ended June 30, 2020 and 2021, respectively.

Amortization expenses of other intangible assets amounted to RUB 476 and RUB 610 ($8.5) for the three months ended June 30, 2020 and 2021, respectively, and RUB 881 and RUB 1,142 ($15.7) for the six months ended June 30, 2020 and 2021, respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets included in the accompanying consolidated balance sheet as of June 30, 2021 is as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
Remainder of 2021	1,592	964	2,556	35.3
2022	3,009	1,108	4,117	56.9
2023	2,667	622	3,289	45.4
2024	2,575	330	2,905	40.1
2025	2,161	147	2,308	31.9
Thereafter	6,300	3	6,303	87.1
Total	18,304	3,174	21,478	296.7

10.	INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC is subject to federal and local income tax at a combined nominal rate of 20% for the years ending December 31, 2020 and 2021. Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% for the three months ended June 30, 2020 and 2021.

The Company recorded income tax expense of RUB 1,966 and RUB 485 ($6.7) for the three months ended June 30, 2020 and 2021, respectively, and RUB 5,656 and RUB 4,280 ($59.1) for the six months ended June 30, 2020 and 2021, respectively.

The Company’s tax provision for income taxes for interim periods is determined based on actual effective tax rate.

The amount of income tax expense that would result from applying the Dutch statutory income tax rate to income before income taxes reconciled to the reported amount of income tax expense for the three and six months ended

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

June 30, 2020 and 2021 was as follows:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Expected provision at Dutch statutory income tax rate of 25%	(445)	(1,045)	(14.4)	1,835	(901)	(12.4)
Effect of:
Non-deductible share‑based compensation	1,052	1,215	16.8	1,740	2,666	36.8
Accrual of unrecognized tax benefit, net	34	1,215	16.8	54	1,301	18.0
Expenses not deductible for tax purposes	830	588	8.1	1,585	901	12.4
Change in valuation allowance	669	(1,458)	(20.1)	1,311	810	11.2
Tax on dividends	98	335	4.6	379	537	7.4
Difference in foreign tax rates	(260)	(425)	(5.9)	(1,045)	(791)	(10.9)
Other	(12)	60	0.8	(203)	(243)	(3.4)
Provision for income taxes	1,966	485	6.7	5,656	4,280	59.1

As of December 31, 2020 and June 30, 2021, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 157 and RUB 609 ($8.4), respectively, as a component of other accrued liabilities, non-current.

As of December 31, 2020 and June 30, 2021, RUB 427 and RUB 1,606 ($22.2), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

The Company’s actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of June 30, 2021, due to ambiguities in, and the evolution of Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

11.	CONTENT ASSETS

Content assets as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Licensed content, net	5,882	9,263	127.9
Produced content, net
Released, less amortization	844	1,423	19.7
Completed and not released	116	—	—
In production and in development	1,121	1,070	14.8
Total	7,963	11,756	162.4
Less current content assets, net	499	1,581	21.8
Non-current content assets, net	7,464	10,175	140.6

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The following table represents the amortization of content assets:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Licensed content	848	1,630	22.5	1,353	2,977	41.1
Produced content	113	52	0.7	195	95	1.3
Total amortization of content assets	961	1,682	23.2	1,548	3,072	42.4

As of June 30, 2021, the estimated amortization expense of unamortized cost of content assets over the next three years is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
Remainder of 2021	3,950	160	4,110	56.8
2022	2,997	416	3,413	47.2
2023	1,284	487	1,771	24.5
6 months ended June 30, 2024	515	319	834	11.5
Total	8,746	1,382	10,128	140.0

During the six months ended June 30, 2021 the Company has entered into commitments for streaming content with future payments, excluding value added tax, amounting to RUB 1,214 in 2021, RUB 652 in 2022, RUB 475 in 2023 and RUB 6 in 2024 and thereafter.

12.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will have no material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of December 31, 2020 and June 30, 2021, the Company recorded liabilities of RUB 39 and RUB 18 ($0.3) respectively, in the accounts payable and accrued liabilities line of the consolidated balance sheets for all pending legal matters that were probable and reasonably estimable

As of June 30, 2021, the Company was subject to various legal and regulatory matters that have arisen in the normal course of business. Related claims amounted to RUB 3,275 ($45.2) and include, among others, employment related claims, data and privacy matters, claims for compensation in connection with car accidents in the Taxi segment, claims for termination of contracts, copyright infringement claims and other matters. Regulatory matters amounted to RUB 4,377 ($60.5) and include administrative proceedings in the Russian competition authority. The Company has not recognized a liability in respect of those claims and administrative proceedings because management does not believe that the Company has incurred a probable material loss by reason of any of those matters.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. Approximately RUB 1,606 ($22.2) of

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

unrecognized tax benefits was recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled. Related to unrecognized tax benefits, the Company also recorded a liability for potential penalties of RUB 411 ($5.7) and interest of RUB 197 ($2.7). As of June 30, 2021, except for the income tax contingencies described above, the Company accrued RUB 1,675 ($23.1) for contingencies related to non-income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of June 30, 2021, the Company estimated such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 20,538 ($283.8).

Business, economic and other risk factors may make the Company's estimates or concentrations vulnerable to significant changes in the short term. The Company's evaluation of the effect that such risk factors may have on the unaudited condensed consolidated financial statements has not changed significantly since December 31, 2020.

13.	CONVERTIBLE DEBT

The carrying value of the Notes as of December 31, 2020 and June 30, 2021 consisted of the following:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
0.75% Convertible Senior Notes due March 2025	92,344	90,465	1,250.0
Unamortized debt discount	(8,343)	(7,248)	(100.1)
Unamortized debt issuance cost	(724)	(624)	(8.7)
Total convertible debt	83,277	82,593	1,141.2

The remaining unamortized debt discount of RUB 7,248 ($100.1) as of June 30, 2021 will be amortized over the remaining life of the Notes, which is approximately 3.7 years.

The Company recognized RUB 493 and RUB 519 ($7.2) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 169 and RUB 174 ($2.4) as interest expenses related to the contractual interest coupon for the three months ended June 30, 2020 and 2021. The Company recognized RUB 637 and RUB 1,036 ($14.3) as interest expenses related to the amortization of the debt discount and issuance expenses and RUB 221 and RUB 348 ($4.8) as interest expenses related to the contractual interest coupon for the six months ended June 30, 2020 and 2021. The effective interest rate on the liability component for the period was 3.4%.

As of June 30, 2021, none of the conditions allowing the conversion of the Notes or the redemption events have been met.

For additional details related to convertible debt, see Note 13 in the notes to consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

14.	SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Restricted Share Units ("RSUs")	3,149	3,707	51.2	5,324	7,676	106.1
RSUs in respect of the Self-Driving Group	—	96	1.3	—	1,090	15.1
Synthetic Options Programs	111	467	6.4	224	692	9.6
Performance Share Units ("PSUs")	—	388	5.4	—	632	8.7
Options	96	128	1.8	185	224	3.1
RSUs and Options in respect of MLU Group	775	5	0.1	1,084	136	1.9
Other Business Unit Equity Awards	78	71	1.0	143	216	2.9
Total share‑based compensation expenses	4,209	4,862	67.2	6,960	10,666	147.4

Yandex N.V. Equity Incentive Plans

The following table summarizes information about non-vested share awards:

	Options		RSUs		PSUs
		Weighted		Weighted		Weighted
		Average		Average		Average
	Quantity	Grant Date	Quantity	Grant Date	Quantity	Grant Date
		Fair Value		Fair Value		Fair Value
Non-vested as of December 31, 2020	1,064,346	$15.48	10,517,968	$44.77	218,159	$94.23
Granted	650,000	27.05	3,682,794	65.88	343,001	109.75
Vested	(265,735)	15.31	(2,765,341)	47.23	—	—
Forfeited	(138,334)	14.53	(887,228)	47.72	(10,964)	106.31
Cancelled	—	—	(47,983)	61.62	(117,918)	103.00
Non-vested as of June 30, 2021	1,310,277	$21.35	10,500,210	$51.34	432,278	$103.85

As of June 30, 2021, there was RUB 41,437 ($572.6) of unamortized share-based compensation expense related to unvested share options, RSUs and PSUs which is expected to be recognized over a weighted average period of 3.02 years.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its Classifieds segment in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”) to align the incentives of the relevant employees with the operations of the Participating Subsidiaries. For the six months ended June 30, 2021 the Company granted 0.1 million equity incentive awards under the 2016 Plan to the senior employees of these business units, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”) and 2.3 million remain outstanding as of June 30, 2021. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

Self-Driving Group 2021 Equity Incentive Plan

Yandex Self-Driving Group B.V., a majority-owned subsidiary of the Company (“SDG”), adopted the SDG 2021 Equity Incentive Plan (the “SDG Plan”) on February 11, 2021. Under the SDG Plan, SDG may grant equity-based awards, including restricted share unit awards, in respect of SDG. RSUs awarded under the SDG Plan entitle the holder to receive a fixed number of depositary receipts (“DRs”) representing Class A shares in SDG at no cost upon the

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

satisfaction of certain time-based vesting criteria. On February 11, 2021, the Supervisory Board of SDG approved the grant of an aggregate of 2,132,749 SDG RSUs, representing a total of approximately 6.3% of the equity of Self-Driving Group on a fully diluted basis.

The following table summarizes information about non-vested share awards:

RSUs
Quantity
Non-vested as of December 31, 2020	—
Granted	2,132,749
Vested	(1,009,155)
Non-vested as of June 30, 2021	1,123,594

As of June 30, 2021, the unvested SDG B.V. RSUs is expected to be recognized over a weighted average period of 3.21 years.

Synthetic Options Equity Incentive Plans

The Company also grants share-based awards to the employees of several business units, comprised of a synthetic option award in respect of the relevant business unit (“Synthetic Options”) and a linked RSU award. Synthetic Options entitle the participants to receive phantom or synthetic “shares” in the relevant business unit, which represent the participant’s right to an amount (the “Payout Amount”) based on the appreciation in value of the synthetic “shares” from the grant date to the vesting or exercise date. Such Payout Amounts are satisfied by the vesting of the linked RSU award, which are ultimately settled in the Company’s Class A shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model.

The following table summarizes information about non-vested share awards:

		Options
			Weighted
			Average
	Quantity		Grant Date
			Fair Value
Non-vested as of December 31, 2020	452,685	RUB	1,625.0
Granted	1,612,987		3,622.3
Vested	(61,207)		2,548.8
Forfeited	(27,719)		1,790.7
Cancelled	(188,850)		875.9
Non-vested as of June 30, 2021	1,787,896	RUB	3,471.8

As of June 30, 2021, there was RUB 4,755 ($65.7) of unamortized share-based compensation expense related to unvested Synthetic Options which is expected to be recognized over a weighted average period of 3.35 years.

15.	INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

The Company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocate resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, Taxi, Yandex.Market, Classifieds and Media Services. The results of the Company’s remaining operating segments, including self-driving vehicles business (“Yandex SDG”), Zen, Yandex.Cloud, Yandex.Education, Devices, Edadeal, FinTech and Yandex.Uslugi (“Services”), that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Business Units and Initiatives which is shown separately from the reportable segments and reconciling items.

Starting 2021, the Company introduced the following changes to its segments under which the Company reported quarterly financial results previously, in order to better reflect operational performance of businesses:

●	The Company transferred Devices from Search and Portal to the Other Business Units and Initiatives segment;
●	The Company transferred Geo from the Other Business Units and Initiatives segment to Search and Portal;

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

●	The Company transferred Yandex.Uslugi (“Services”) from Search and Portal to the Other Business Units and Initiatives segment;

These changes are applied retroactively to all periods presented.

Reportable segments derive revenues from the following services:

●	Search and Portal, which includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan;
●	The Taxi segment includes mobility businesses, which consists of the Ride-hailing business (including Yandex.Taxi in Russia and 16 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, and Yandex.Drive, car-sharing business; Yandex.Delivery (Logistics), shipping and logistics service provider; and FoodTech businesses (including Yandex.Eats, ready-to-eat and grocery delivery service, and Yandex.Lavka, hyperlocal convenience store delivery service);
●	The Yandex.Market segment includes marketplace, price comparison service, and several small experiments;
●	Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha, production center Yandex.Studio and subscription service Yandex.Plus) which derives revenue from online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales;
●	The Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs, and Yandex Classifieds, and derives revenues from online advertising and listing fees.

Operating segments of the Company may integrate products managed by other operating segments into their services, for which they pay royalties or other types of compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Company considers it is impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources for the three and six months ended June 30, 2020 and 2021 are presented below. The CODM does not evaluate operating segments using asset information and, accordingly, the Company does not report asset information by segments.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

	Three months ended June 30,			Six months ended June 30,
	2020*	2021	2021	2020*	2021	2021
	RUB	RUB	$	RUB	RUB	$
Search and Portal:
Revenues	25,554	39,419	544.6	56,090	74,564	1,030.3
Depreciation and amortization	(3,365)	(3,916)	(54.1)	(6,678)	(7,410)	(102.4)
Adjusted operating income	7,674	14,379	198.8	19,178	27,913	385.8
Taxi:
Revenues	13,131	28,120	388.5	27,152	54,683	755.6
Depreciation and amortization	(408)	(589)	(8.1)	(852)	(1,290)	(17.8)
Adjusted operating income/(loss)	(196)	1,215	16.8	(596)	4,649	64.2
Yandex.Market:
Revenues	—	8,828	122.0	—	16,172	223.5
Depreciation and amortization	—	(713)	(9.9)	—	(1,427)	(19.7)
Adjusted operating loss	—	(10,175)	(140.6)	—	(16,922)	(233.8)
Media Services:
Revenues	1,700	4,094	56.6	3,133	7,580	104.7
Depreciation and amortization	(38)	(55)	(0.8)	(62)	(103)	(1.4)
Adjusted operating loss	(886)	(1,778)	(24.6)	(1,611)	(3,074)	(42.5)
Classifieds:
Revenues	886	1,995	27.6	2,374	3,778	52.2
Depreciation and amortization	(3)	(2)	—	(5)	(4)	(0.1)
Adjusted operating income/(loss)	76	726	10.0	(29)	1,109	15.3
Other Business Units and Initiatives:
Revenues	2,037	4,898	67.7	3,782	9,628	133.0
Depreciation and amortization	(159)	(291)	(4.0)	(304)	(530)	(7.3)
Adjusted operating loss	(2,006)	(3,437)	(47.5)	(3,893)	(6,064)	(83.8)
Eliminations:
Intersegment revenues	(1,901)	(5,952)	(82.2)	(4,121)	(11,867)	(164.0)
Depreciation and amortization	(79)	(75)	(1.0)	(161)	(134)	(1.9)
Adjusted operating income/(loss)	(3)	—	—	(3)	32	0.4
Total:
Revenues from external customers	41,407	81,402	1,124.8	88,410	154,538	2,135.3
Depreciation and amortization	(4,052)	(5,641)	(77.9)	(8,062)	(10,898)	(150.6)
Adjusted operating income	4,659	930	12.9	13,046	7,643	105.6

* Financial results of Yandex.Market for the three and six months ended June 30, 2020 were not included in Yandex’s consolidated financial results on a consolidated basis, but portion of the results were recognized in line Loss from equity method investments, net due to accounting for the equity stake in Yandex.Market.

The reconciliation between adjusted operating income and net income/(loss) for the three and six months ended June 30, 2020 and 2021 is as follows:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Adjusted operating income	4,659	930	12.9	13,046	7,643	105.6
Less: share-based compensation expense	(4,209)	(4,862)	(67.2)	(6,960)	(10,666)	(147.4)
Add: interest income	971	1,180	16.3	1,699	2,357	32.6
Less: interest expense	(678)	(861)	(11.9)	(903)	(1,654)	(22.9)
Less: loss from equity method investments, net	(977)	(5)	(0.1)	(2,083)	(6)	(0.1)
Add: other income/(loss), net	(1,210)	230	3.2	3,322	689	9.6
Less: amortization of acquisition-related intangible assets	(240)	(791)	(10.9)	(512)	(1,740)	(24.1)
Less: compensation expense related to contingent consideration	(9)	—	—	(9)	(227)	(3.1)
Less: one-off restructuring cost	(85)	—	—	(260)	—	—
Less: income tax expense	(1,966)	(485)	(6.7)	(5,656)	(4,280)	(59.1)
Net income/(loss)	(3,744)	(4,664)	(64.4)	1,684	(7,884)	(108.9)

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The Company’s revenues for the three and six months ended June 30, 2020 and 2021 consist of the following:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Online advertising revenues (1)	24,760	39,586	547.0	54,869	75,582	1,044.3
Revenues related to Taxi segment, excluding sales of goods	10,782	21,448	296.4	24,024	42,181	582.8
Revenues related to sales of goods	2,886	13,413	185.3	4,075	24,281	335.5
Other revenues	2,979	6,955	96.1	5,442	12,494	172.7
Total revenues	41,407	81,402	1,124.8	88,410	154,538	2,135.3
(1)	The Company records revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions, bonuses and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

Revenues disaggregated by geography, based on the billing address of the customer, consist of the following:

	Three months ended June 30,			Six months ended June 30,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$
Revenues:
Russia	38,673	76,386	1,055.5	82,371	144,673	1,999.0
Rest of the world	2,734	5,016	69.3	6,039	9,865	136.3
Total revenues	41,407	81,402	1,124.8	88,410	154,538	2,135.3

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	December 31, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	$
Long-lived assets:
Russia	208,514	250,066	3,455.3
Finland	8,307	8,104	112.0
Rest of the world	1,692	1,985	27.4
Total long-lived assets	218,513	260,155	3,594.7

16.	REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the first quarter of 2021 the Company corrected the Dutch VAT returns of Yandex. N.V. for periods beginning in 2016 through the fourth quarter of 2020. The cumulative effect of a correction together with other immaterial discrepancies identified amounted to RUB 1,199 ($16.2 at the exchange rate as of December 31, 2020) as of December 31, 2020. The Company evaluated the materiality of impact on the financial statements quantitatively and qualitatively and concluded it was not material to any of the affected prior periods. Consolidated revenues are not affected. Therefore, the Company revised its previously issued consolidated financial statements announced for the periods impacted.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars)

The following table presents the impact of corrections on affected consolidated balance sheet line items as of December 31, 2020:

	As of December 31, 2020
	As previously reported	Adjustment	As revised
Selected Balance Sheets Data:	RUB	RUB	RUB
Income and non-income taxes payable	11,440	1,133	12,573
Total current liabilities	61,719	1,133	62,852
Deferred tax liabilities	3,838	(133)	3,705
Other accrued liabilities	4,689	157	4,846
Total non-current liabilities	104,634	24	104,658
Total liabilities	166,353	1,157	167,510
Additional paid-in capital	160,762	95	160,857
Accumulated other comprehensive income	17,976	(53)	17,923
Retained earnings	146,988	(1,199)	145,789
Total equity attributable to Yandex N.V.	325,998	(1,157)	324,841
Total shareholders’ equity	346,092	(1,157)	344,935

17.	SUBSEQUENT EVENTS

New grants

In July 2021, the Company granted RSUs to purchase an aggregate of up to 276,786 Class A shares to its employees pursuant to the 2016 Plan.

Acquisition of Acropol Bank

In July 2021, the Company completed acquisition of 100% of Acropol Bank. The total consideration amounted to approximately RUB 1.1 billion ($14.7 as of the date of acquisition). As a result of the transaction, Yandex obtained all Acropol’s licenses, including universal banking license, required to develop Yandex FinTech vertical. Given the recent timing of the transaction, the initial accounting for the transaction is incomplete at the time these unaudited condensed consolidated financial statements were authorized for issuance. Accordingly, not all relevant disclosures are available for this transaction.

Acquisition of Axelcroft Group

In July 2021, MLU B.V., a subsidiary of the Company, and Fasten CY Limited completed the determination of the integration milestone payments due in connection with the acquisition of Axelcroft Group. The total amount paid was RUB 5,791 ($80.0) ($78.7 at the exchange rate as of payment date), consisting of RUB 4,509 ($62.3) ($61.3 at the exchange rate as of payment date) of integration consideration and RUB 1,282 ($17.7) of holdback amount (Note 3).

SPACs portfolio decrease

In July-August 2021 the Company has sold $22.2 (RUB 1,637 at the exchange rate as of the trade date) of the SPAC securities in the Company’s treasury portfolio.

New forward agreements

In August 2021, the Company entered into USD purchase forward agreements with a third-party bank amounted to $23.8 (RUB 1,760 at the exchange rate as of the dates of designation) designated as a hedging instrument to hedge its exposure to the variability in expected future cash flows related to forecasted purchases of servers and network equipment.